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                                                                    Exhibit 99.5


                                    GMO TRUST

          Amended and Restated Distribution and Service Plan (Class M)


      This Plan (the "Plan"), which is amended and restated as of March __, 2001, is the Distribution and Service Plan with respect to the Class M shares of those series of GMO Trust, a Massachusetts business trust (the "Trust"), set forth on Appendix A hereto.

      Section 1. The Trust will pay to the principal distributor of the Trust's shares (the "Distributor") a fee (the "Distribution and Service Fee") for services rendered and expenses borne by the Distributor which are primarily intended to result in the sale of Class M shares of the Trust and/or the provision of certain other services incidental thereto to Class M shareholders, at an annual rate with respect to each fund (series) of the Trust (a "Fund") not to exceed 1.00% of the Fund's average daily net assets attributable to its Class M shares. Subject to such limit and subject to the provisions of Section 8 hereof, the Distribution and Service Fee shall be as approved from time to time by (a) the Trustees of the Trust and (b) the Independent Trustees of the Trust and may be paid in respect of services rendered and expenses borne in the past as to which no Distribution and Service Fee was paid on account of such limitation. If at any time this Plan shall not be in effect with respect to all Funds of the Trust, the Distribution and Service Fee shall be computed on the basis of net assets attributable to Class M shares of those Funds for which the Plan is in effect. The Distribution and Service Fee shall be accrued daily and paid monthly or at such other intervals as the Trustees shall determine.

      Section 2. The Distribution and Service Fee may be spent by the Distributor for services which are primarily intended to result in the sale of Class M shares of the Trust and/or the provision of certain other services incidental thereto to Class M shareholders (but will generally not be spent on recordkeeping charges, accounting expenses, transfer costs, custodian fees or direct client service, maintenance or reporting to recordholders of Class M shares). The Distributor's expenditures may include, but shall not be limited to, compensation to, and expenses (including telephone and overhead expenses) of, financial consultants or other employees of the Distributor or of participating or introducing brokers, banks and other financial intermediaries who render ongoing advice concerning the suitability of particular investment opportunities offered by the Trust in light of Class M shareholders' needs, who provide and maintain elective Class M shareholder services such as check writing and wire transfer services, who provide and maintain pre-authorized investment plans for Class M shareholders, who act as sole shareholder of record and nominee for Class M shareholders, who respond to inquiries from Class M shareholders relating to such services, who train personnel in the provision of such services or who provide such similar services as permitted under applicable statutes, rules or regulations.

      Section 3. This Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Investment Company Act of 1940

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(the "Act") or the rules and regulations thereunder) of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust cast in person at a meeting called for the purpose of voting on this Plan or such agreement.

      Section 4. This Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in
Section 3. It is acknowledged that the Distributor may expend or impute interest expense in respect of its activities or expenses under this Plan and the Trustees and the Independent Trustees may give such weight to such interest expense as they determine in their discretion.

      Section 5. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

      Section 6. This Plan may be terminated at any time with respect to the Class M shares of any Fund by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding Class M voting securities of that Fund.

      Section 7. All agreements with any person relating to implementation of this Plan with respect to any Fund shall be in writing, and any agreement related to this Plan with respect to any Fund shall provide:

      A. That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of majority of the outstanding Class M voting securities of such Fund, on not more than 60 days' written notice to any other party to the agreement; and

      B. That such agreement shall terminate automatically in the event of its assignment.

      Section 8. This Plan may not be amended to increase materially the amount of Distribution and Service Fees permitted pursuant to Section 1 hereof without approval in the manner provided in Section 3 hereof, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 3 hereof.

      Section 9. As used in this Plan, (a) the term "Independent Trustees" shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, (b) the terms "assignment", "interested person" and "majority of the outstanding voting securities" shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission,
(c) the term "introducing broker" shall mean any broker or dealer who is a member of the National Association of Securities Dealers, Inc. and who is


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acting as an introducing broker pursuant to clearing agreements with the
Distributor; and (d) the term "participating broker" shall mean any broker or dealer which is a member of the National Association of Securities Dealers, Inc. and who has entered into a selling or dealer agreement with the Distributor.

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                                                                      Appendix A

GMO U.S. Core Fund
GMO Value Fund
GMO Intrinsic Value Fund
GMO Growth Fund
GMO Small Cap Value Fund
GMO REIT Fund
GMO Tax-Managed U.S. Equities Fund
GMO International Intrinsic Value Fund
GMO Foreign Fund
GMO Foreign Small Companies Fund
GMO Emerging Markets Fund
GMO Evolving Countries Fund
GMO Domestic Bond Fund
GMO Global Bond Fund
GMO International Bond Fund
GMO Emerging Country Debt Share Fund
GMO Inflation Indexed Bond Fund
GMO Global Balanced Allocation Fund


                                      A-1